UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-39257

WIMI HOLOGRAM CLOUD INC.

(Registrant’s Name)

Room#1508, 4th Building, Zhubang 2000 Business Center,

No. 97, Balizhuang Xili,

Chaoyang District, Beijing

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K

Receipt of Nasdaq Minimum Bid Price Notification

On October 30, 2026, WiMi Hologram Cloud Inc. (the “Company”) received a written notification (the “Notification Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5450(a)(1) for continued listing on the Nasdaq Global Market.

Nasdaq Listing Rule 5450(a)(1) requires listed securities to maintain a minimum bid price of $1.00 per share. Based upon the closing bid price of the Company’s Class B Ordinary Shares for the 30 consecutive business days from September 18, 2026, to October 29, 2026, the Company no longer meets this requirement.

The Notification Letter has no immediate effect on the listing or trading of the Company’s Class B Ordinary Shares on the Nasdaq Global Market.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided a compliance period of 180 calendar days, or until April 28, 2027 (the “Compliance Period”), to regain compliance with the minimum bid price requirement. If at any time during the Compliance Period, the closing bid price of the Company’s Class B Ordinary Shares is at least $1.00 for a minimum of ten (10) consecutive business days, Nasdaq will provide the Company written confirmation of compliance, and the matter will be closed.

If the Company does not regain compliance by April 28, 2027, the Company may be eligible for an additional 180-day compliance period, provided that it meets the continued listing requirement for the market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the minimum bid price requirement. To qualify, the Company would be required to submit a transfer application, pay the applicable fee, and provide written notice of its intention to cure the deficiency during the second compliance period, which may include effecting a reverse stock split.

The Company intends to actively monitor the closing bid price of its Class B Ordinary Shares and will evaluate all available options to regain compliance within the prescribed compliance period, including, but not limited to, seeking shareholder approval to effect a reverse stock split of its issued and outstanding ordinary shares.

Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based upon the Company’s current expectations and involve risks and uncertainties that could cause actual results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, the Company’s ability to regain compliance with Nasdaq’s continued listing standards, the timing and successful execution of any reverse stock split, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMI HOLOGRAM CLOUD INC.

By:	/s/ Shuo Shi
Name:	Shuo Shi
Title:	Chief Executive Officer and Director

Date: November 2, 2026

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